Filed by World Media and Entertainment Universal Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition II Co

Commission File No.: 001-42258

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2025, is made and entered into by and among World Media and Entertainment Universal Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) and each of the Persons listed on Schedule 1 hereto (each a “Holder”).

RECITALS

WHEREAS, pursuant to the terms of that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of January 27, 2025, by and among the Company, WME Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”) and Black Spade Acquisition II Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSII”), among other matters, Merger Sub will merge with and into BSII, with BSII continuing as the surviving entity and a wholly owned subsidiary of the Company (the consummation of such merger, the “Closing”);

WHEREAS, pursuant to the terms of the Business Combination Agreement, prior to the effective time of the Closing, the Company will adopt the fourth amended and restated memorandum and articles of association in the form attached to the Business Combination Agreement as Annex A (the “Listing Articles”);

WHEREAS, at the Closing, (i) all of the outstanding shares of BSII (other than BSII Dissenting Shares) will automatically be cancelled and cease to exist in exchange for the right to receive newly issued Company Class A Ordinary Shares; and (ii) each outstanding BSII Warrant will be exchanged for one Company Warrant pursuant to the Business Combination Agreement and the Assignment, Assumption and Amendment Agreement;

WHEREAS, that certain Registration Rights Agreement dated as of August 27, 2024, between BSII and the Sponsor (the “Prior SPAC Agreement”) shall be terminated with effect from the Closing; and

WHEREAS, the parties hereto desire to enter into this Agreement, pursuant to which the Company shall grant registration rights to the Holders on the terms and conditions set out in this Agreement;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1 The terms defined in this Section 1.1 shall, for all purposes of this Agreement, have the respective meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, (a) which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, and (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (b) as to which the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given in subsection 2.9.1.

“Board” shall mean the Board of Directors of the Company.

“BSII” shall have the meaning given in the Preamble.

“BSII Warrants” means the Private Placement Warrants and the Public Warrants.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean any day other than Saturday, Sunday or another day on which commercial banks located in the Cayman Islands, New York or Hong Kong are authorized or required by law or executive order to be closed.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Class A Ordinary Shares” shall mean the Class A Ordinary Shares, as defined in the Listing Articles.

“Company Class B Ordinary Shares” shall mean the Class B Ordinary Shares, as defined in the Listing Articles.

“Company Shares” shall mean, collectively, Company Class A Ordinary Shares and Company Class B Ordinary Shares.

“Company Warrants” shall mean the warrants to acquire Company Class A Ordinary Shares issued to holders of Private Placement Warrants and Public Warrants pursuant to the terms of the Assignment, Assumption and Amendment Agreement in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“Demanding Holder” shall have the meaning given in Section 2.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Form F-1” shall mean such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission that permits forward incorporation of substantial information by reference to other documents filed by the Company with the Commission.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.3.

“Holder” shall have the meaning given in the Preamble.

“Lock-Up Agreements” shall mean, collectively, the Shareholders Support Agreement and the Sponsor Support Agreement.

“Maximum Number of Securities” shall mean, as to a given Underwritten Offering, the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering, in the reasonable determination of the managing Underwriter(s), without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.2.1.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period under the applicable Lock-Up Agreements, and to any transferee thereafter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in subsection 2.8.1.

“Private Placement Warrants” shall mean (i) the 11,000,000 warrants exercisable for shares of BSII issued pursuant to that certain Sponsor Warrants Purchase Agreement, dated August 27, 2024, between BSII and the Sponsor and (ii) the 120,000 warrants exercisable for shares of BSII issued in connection with the Sponsor’s partial exercise of the over-allotment option on September 26, 2024.

“Public Warrants” shall mean the 5,100,000 warrants exercisable for shares of BSII sold as part of the units in BSII’s initial public offering.

“Prior SPAC Agreement” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall mean, with respect to a given Registration, offering or Transfer of Registrable Securities pursuant to this Agreement, pro rata based on (A) the number of Registrable Securities that each Holder, as applicable, has requested or proposed to be included in such Registration, offering or Transfer and (B) the aggregate number of Registrable Securities that all Holders have requested or proposed to be included in such Registration, offering or Transfer.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean:

(A) any outstanding Company Shares or Company Warrants that are held by a Holder as of immediately following the Closing;

(B) any Company Shares that may be acquired by a Holder upon the exercise of a Company Warrant or any other option or right to acquire Company Shares that is held by a Holder as of immediately following the Closing;

(C) any Company Shares or Company Warrants to purchase Company Shares otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and

(D) any other equity security of the Company issued or issuable with respect to any securities referenced in clauses (A) through (C) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction or (v) the holder of such securities is able to immediately sell such securities under Rule 144 of the Securities Act without volume or manner of sale limitations; provided that securities ceasing to be Registrable Securities by reason of this clause (v) shall again become Registrable Securities during any period in which there is no adequate current public information with respect to the Company available under Rule 144 (c) of the Securities Act or any period where sales of such securities under Rule 144 are again subject to volume or manner of sale limitations.

“Registration” shall mean a registration, including any related Underwritten Takedown, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Class A Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(F) the Company’s roadshow and travel expenses, if any;

(G) the fees and expenses of any special experts retained by the Company in connection with such Registration;

(H) the Company’s internal expenses (including, without limitation, all salaries and expenses of the Company’s and its subsidiaries’ officers and employees and all overhead costs of the Company and its subsidiaries);

(I) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Underwritten Takedown; and

(J) all other out-of-pocket expenses of a Registration,

in each case, excluding Underwriters’ commissions and any related transfer taxes attributable to the sale of Registrable Securities by a Holder, and the fees and disbursements of legal counsel to the selling Holders, in an Underwritten Takedown, Block Trade or Other Coordinated Offering.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form F-4, Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Remaining Securities” shall have the meaning given in Section 2.3.1.

“Requesting Holder” shall have the meaning given in Section 2.5.

“SEC Guidance” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf, as the case may be.

“Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Significant Holder” shall mean AMTD Digital Inc., AMTD IDEA Group and AMTD Group Inc.

“Sponsor” shall mean Black Spade Sponsor LLC II, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

“Sponsor Parties” means (a) the Sponsor; and (b) each Person listed in rows 6 through 18 of Schedule 1.

“Sponsor Parties Representative” shall have the meaning given in subsection 5.14.1.

“Subsequent Shelf” shall have the meaning given in subsection 2.3.2.

“Takedown Demand” shall have the meaning given in subsection 2.4.1.

“Takedown Threshold” shall have the meaning given in Section 2.4.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall have the meaning given in Section 2.4.

ARTICLE 2
REGISTRATIONS

2.1 Resale Shelf Registration.

2.1.1 The Company shall use its reasonable best efforts to (a) file within thirty (30) days following the Closing, and use reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) covering the resale of (i) all the Registrable Securities held by the Holders other than Significant Holders (determined as of two (2) Business Days prior to such filing) unless as otherwise notified in writing by such Holder to the Company at least five (5) Business Days prior to such filing; and (ii) all or part of the Registrable Securities held by the Significant Holders, as shall be notified in writing by the relevant Significant Holder to the Company at least five (5) Business Days prior to such filing, on a delayed or continuous basis, and shall use its reasonable best efforts to have such Shelf declared effective as soon as practicable after the filing thereof, and (b) keep such Form F-1 Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as a Form F-3 Shelf is declared effective pursuant to Section 2.1.3.

2.1.2 Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.1.3 Following the filing of a Form F-1 Shelf, the Company shall use reasonable efforts to convert and/or file, and to cause to become effective, the Form F-1 Shelf (and each Subsequent Shelf) to a Shelf Registration on Form F-3 (the “Form F-3 Shelf”) as soon as practicable, and in any event within sixty (60) days, after the Company is eligible to use Form F-3.

2.2 Rule 415 Cutback.

2.2.1 Notwithstanding the registration obligations set forth in Section 2.1, in the event the Commission informs the Company that all requested Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (a) inform each of the Holders and use its reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (b) withdraw the Shelf Registration and file a new Registration Statement (a “New Registration Statement”), on Form F-3, or if Form F-3 is not then available to the Company for such Registration Statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its reasonable efforts to advocate with the Commission for the registration of all requested Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including the Manual of Publicly Available Telephone Interpretations D.29.

2.2.2  Notwithstanding any other provision of this Agreement, if from time to time any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities) (such maximum number of Registrable Securities permitted to be registered, the “Maximum Registrable Number”), unless otherwise directed in writing by a Holder as to its Registrable Securities and subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders, the Company shall prioritize the Registration of (a) first, all of the Registrable Securities held by the Sponsor Parties, and each Person listed in rows 4 and 5 of Schedule 1 on a Pro Rata basis, and (b) second, to the extent the Maximum Registrable Number has not been reached, after the applicable of the foregoing limb (a), the Registrable Securities held by the Significant Holders on a Pro Rata basis. For the avoidance of doubt, each Holder hereby acknowledges and agrees that the Company may amend (or withdraw and refile) any Registration Statement filed pursuant to this Agreement in order to give effect to this Section 2.2.

2.2.3 If the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under this Section 2.2, the Company shall use its reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.3 Maintenance, Amendment, Supplement and Subsequent Shelf.

2.3.1 The Company shall use reasonable efforts to maintain each Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission from time to time such amendments and supplements to the Shelf as may be necessary (a) to keep the Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities and (b) to register the resale of all or any Registrable Securities held by the Significant Holders that are not registered for resale on the Form F-1 Shelf initially filed with the Commission pursuant to Section 2.1.1 (the “Remaining Securities”).

2.3.2 If a Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use reasonable efforts to as promptly as is reasonably practicable (a) cause such Shelf to again become effective under the Securities Act (including using reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), (b) amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf, or (c) prepare and file an additional Registration Statement for a Shelf Registration (a “Subsequent Shelf”) registering the resale of (i) all the Registrable Securities held by the Holders other than the Significant Holders (determined as of two (2) Business Days prior to such filing) unless as otherwise notified in writing by such Holder to the Company at least five (5) Business Days prior to such filing; and (ii) all or part of the Remaining Securities, as shall be notified in writing by the relevant Significant Holder(s) to the Company at least five (5) Business Days prior to such filing.

2.3.3 If a Subsequent Shelf is filed pursuant to Section 2.3.2, the Company shall use reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that the Company is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if the Company is a well-known seasoned issuer as defined in Rule 405 promulgated under the Securities Act at the most recent applicable eligibility determination date. Otherwise, such Subsequent Shelf shall be on another appropriate form.

2.4 Demand for Underwritten Takedown. Subject to the Lock-Up Agreements and to the provisions of this Section 2.4 and Sections 2.5 and 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Holder(s) of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an Underwritten Offering, a Block Trade or an Other Coordinated Offering, in each case that is registered pursuant to the Shelf (each, an “Underwritten Takedown”) in accordance with this Section 2.4; provided that, the Company shall only be obligated to effect an Underwritten Takedown if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, US$7,500,000.

2.4.1 Takedown Demand Notice. All requests for an Underwritten Takedown shall be made by giving written notice to the Company, which notice shall specify the number of Registrable Securities proposed to be sold in the Underwritten Takedown (such written notice, a “Takedown Demand”).

2.4.2 Underwriters. The majority-in-interest of the Demanding Holders initiating an Underwritten Takedown shall have the right to select the Underwriter(s) for such Underwritten Offering (which shall consist of one or more reputable nationally recognized investment banks). The Company shall not be required to include any Holder’s Registrable Securities in such Underwritten Takedown unless such Holder accepts the terms of the underwriting as agreed between the Company and its Underwriter(s) in customary form and enters into and complies with an underwriting agreement with such Underwriter(s) in customary form (after having considered and taken reasonable account of comments of a single U.S. counsel for the Holders which are selling in the Underwritten Takedown). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Takedown pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

2.4.3 Number and Frequency of Underwritten Takedowns. Notwithstanding anything to the contrary in this Section 2.4, under no circumstances shall the Company be obligated to effect (a) more than an aggregate of two (2) Underwritten Takedowns within the first year following the Closing or (b) for the period commencing one year after the Closing, more than one (1) Underwritten Takedown within any three-month period.

2.5 Reduction of Underwritten Takedown. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to a Takedown Demand, in good faith, advises the Company and the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (such Demanding Holders and other requesting Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Company Shares or other equity securities that the Company desires to sell and the Company Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Offering:

2.5.1 first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among the Demanding Holders and Requesting Holders if the Registrable Securities desired to be sold by such Holders in the aggregate would exceed the Maximum Number of Securities);

2.5.2 second, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsection 2.5.1, the Company Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

2.5.3 third, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsections 2.5.1 and 2.5.2, any Company Shares or other equity securities of other persons or entities that the Company is obligated to register pursuant to any separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.6 Effective Registration. Notwithstanding any other provision in this Agreement, a Registration will not count as an Underwritten Takedown until the Registration Statement filed with the Commission with respect to such Underwritten Takedown has been declared effective and the Company has complied with all of its obligations under this Agreement with respect to such Underwritten Takedown; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to such Underwritten Takedown is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority in interest of the Demanding Holders, thereafter elects to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until the Registration Statement that has been previously filed with respect to such Demand Registration becomes effective or is subsequently terminated.

2.7 Withdrawal of Underwritten Takedown.

2.7.1 Prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing an Underwritten Takedown, a majority-in-interest of the relevant Demanding Holders shall have the right to withdraw from such Underwritten Takedown for any or no reason whatsoever upon written notification to the Company, each other Demanding Holder and Requesting Holder, and the applicable Underwriter(s).

2.7.2 Following the receipt of any notice of withdrawal pursuant to subsection 2.7.1, the other Demanding Holders and Requesting Holders, provided they collectively qualify as Demanding Holders pursuant to Section 2.4 and the Takedown Threshold would still be satisfied, may elect to continue with the Underwritten Offering and such continued Takedown Demand shall count as a Takedown Demand of the continuing Demanding Holders for purposes of subsection 2.4.3 and not of the withdrawing Demanding Holders.

2.7.3 If following a request under subsection 2.7.1 an Underwritten Takedown is withdrawn and not continued pursuant to subsection 2.7.2, then the withdrawn Takedown Demand shall count as an Underwritten Takedown for purposes of subsection 2.4.3 (unless one or more of the Demanding Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown, in which case it shall not count as an Underwritten Takedown).

2.8 Piggyback Registration.

2.8.1 Piggyback Rights. Subject to subsection 2.9.3, if the Company or any shareholder of the Company proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company, including an Underwritten Takedown pursuant to Section 2.4), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) for a rights offering, then the Company shall give written notice of such proposed filing or offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable preliminary “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (x) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to subsection 2.8.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.8.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into and comply with an underwriting agreement in customary form with the Underwriter(s) duly selected for such Underwritten Offering.

2.8.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Company Shares or other equity securities that the Company desires to sell, taken together with (x) the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.8 hereof, and (z) the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering:

(i) first, the Company Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities;

(ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1 that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among such Holders if the Registrable Securities desired to be sold by such Holders in the aggregate, when combined with those desired to be sold by the Company, would exceed the Maximum Number of Securities); and

(iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering:

(i) first, the Company Shares or other equity securities, if any, of such demanding persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;

(ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Company Shares or other equity securities that the Company desires to sell, Pro Rata, which can be sold without exceeding the Maximum Number of Securities;

(iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1, which can be sold without exceeding the Maximum Number of Securities; and

(iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Company Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

(c) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.4, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.5.

2.8.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or in the case of a Shelf Registration, prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing of the relevant offering or takedown thereunder. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (excluding a Piggyback Registration by Holder(s) in connection with an Underwritten Takedown under Sections 2.1 to 2.6) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.8.3.

2.8.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.8 shall not be counted as an Underwritten Takedown for purposes of subsection 2.4.3, and there shall be no limit on the number of Piggyback Registrations.

2.9 Block Trades; Other Coordinated Offerings.

2.9.1 Notwithstanding the foregoing (but subject to Section 3.4), at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” including (i) an offer commonly known as a “block trade” (a “Block Trade”) and (ii) an “at-the-market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), either (x) with a total offering price reasonably expected to exceed, in the aggregate, US$5,000,000 or (y) where the Demanding Holder is a Significant Holder or the Sponsor, in respect of all remaining Registrable Securities held by such Holder, then such Holder shall notify the Company and any Significant Holders and the Sponsor of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall as expeditiously as possible use reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use reasonable efforts to work with the Company and any Underwriters or placement agents or sales agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or the Other Coordinated Offering and any related due diligence and comfort procedures, in accordance with subsections 3.1.11 and 3.1.12.

2.9.2 Prior to the filing of the applicable “red herring” Prospectus or prospectus supplement used in connection with a Block Trade or an Other Coordinated Offering, a majority-in-interest of the Holders initiating such Block Trade or Other Coordinated Offering shall have the right to withdraw upon written notification to the Company and the Underwriter or Underwriters (if any) or placement agents or sales agents (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or an Other Coordinated Offering prior to its withdrawal under this Section 2.9.2. A Block Trade or Other Coordinated Offering withdrawn pursuant to this Section 2.9.2 shall nonetheless be counted as a demand for purposes of Section 2.9.5.

2.9.3 Only Significant Holders or the Sponsor may exercise Piggyback Registration rights in connection with a Block Trade; with respect to any other Holders from time to time, Section 2.8 hereof shall not apply to a Block Trade initiated by a Holder pursuant to this Agreement. Notwithstanding the time periods provided for in Section 2.8, in a Significant Holder’s or the Sponsor’s exercise of Piggyback Registration rights in connection with a Block Trade, the Company and the initiating Holder(s) shall not be obligated to include such Significant Holder’s or the Sponsor’s Registrable Securities in such Block Trade unless requested to do so in writing within the Business Day immediately following the date on which notice of the Block Trade is given pursuant to subsection 2.9.1.

2.9.4 The initiating Holder(s) in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.9.5 Holders in the aggregate may demand no more than one (1) Block Trade or Other Coordinated Offering pursuant to this Section 2.9 in any three (3) month period, and no more than four (4) Block Trades or other Coordinated Offerings pursuant to this Section 2.9 within the first twelve (12) months following the Closing. For the avoidance of doubt, any Block Trade pursuant to this Section 2.9 shall not be counted as an Underwritten Takedown for purposes of subsection 2.4.3.

2.10 Market Stand-Off Agreement. The Company and each Holder given an opportunity to participate in an Underwritten Offering of equity securities of the Company (other than a Block Trade) pursuant to the terms of this Agreement agrees that it shall not Transfer any Company Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement, and excepting any Transfers between or among Significant Holders or any Transfers between or among the Sponsor Parties), without the prior written consent of the managing Underwriters, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering. The Company and each Holder agrees to execute a customary lock-up agreement in favor of the relevant Underwriters to such effect (in the case of a Holder, in each case on substantially the same terms and conditions as all such Holders). If any Holder or any director or executive officer of such Holder participating in such Underwritten Offering enters into an agreement relating to the subject matter set forth in this section on terms and conditions that are less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver, amendment, or written consent of the Board), then the less restrictive or relaxed terms and conditions shall apply to each other Holder.

ARTICLE 3
COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf and/or Underwritten Takedown, the Company shall use reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use reasonable efforts to cause such Registration Statement to become effective and remain effective until such time as there are no longer any Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement, or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are disposed of in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on the national securities exchange on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly, and in no event later than one (1) Business Day, after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly take all actions reasonably required to prevent the entry of any stop order or to obtain its withdrawal if such stop order should be entered;

3.1.8 at least five (5) Business Days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein), and providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus or any amendments or supplements thereof, and thereafter, take reasonable account of comments of counsel to such seller;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to promptly correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense (other than with respect to Registration Expenses), in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative, or Underwriters enter into a confidentiality agreement, in customary form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain (a) an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders, and (b) a negative assurance (“10b-5”) letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such 10b-5 letter is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such 10b-5 letters;

3.1.13 in the event of any Underwritten Offering, Block Trade or Other Coordinated Offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, a sales agreement or a placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.4, use reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that each Holder shall bear any Underwriters’ commissions and discounts, brokerage fees and Underwriter marketing costs (if reimbursable to the Underwriter(s)), and any related transfer taxes attributable to the sale of such Holder’s Registrable Securities in connection with any Underwritten Takedown and that the selling Holders shall bear the fees and disbursements of legal counsel to the selling Holders.

3.3 Requirements for Participation in Underwritten Offerings. Each Holder shall provide such information as may reasonably be required by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Article 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide such information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of reputable external counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person:

3.3.1 agrees to sell such person’s securities on the basis provided in any customary underwriting arrangements approved by the Company (after having considered and taken reasonable account of comments of a single U.S. counsel for the Holders which are selling in the Underwritten Offering); and

3.3.2 completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement (including pursuant to subsection 3.1.9), each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. In addition, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (b) in the good faith view of the Company, require the Company to make an Adverse Disclosure, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the period of time determined in good faith by the Company to be necessary for such purpose; provided, however, that the Company shall not have the right to exercise the rights set forth in this Section 3.4 more than twice or for more than sixty (60) consecutive days or more than a total of one-hundred-and-twenty (120) days, in each such case in any twelve (12)-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall promptly notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it remains a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval system shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Company Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE 4
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification by the Company. To the extent permitted by law, the Company agrees to indemnify and hold harmless each Holder of Registrable Securities, its officers, directors, attorneys and agents, and each person, if any, who controls such Holder (within the meaning of the Securities Act) (each, a “Holder Indemnified Party”), from and against all losses, judgments, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees), whether joint or several, arising out of or that are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, or arising out of or that are based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, except insofar as the same are (x) caused by or contained in any information or affidavit furnished in writing to the Company by such Holder expressly for use therein, or (y) based on any such Holder’s violation of federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus. The Company shall promptly reimburse the Holder Indemnified Party for any reasonable expenses properly incurred by such Holder Indemnified Party in connection with investigating and defending any proceeding or action to which this Section 4.1 applies (including the reasonable fees and disbursements of legal counsel), loss, judgment, claim, damage, liability or action, except insofar as such proceeding or action (x) are caused by or are based on any information or affidavit furnished in writing to the Company by such Holder expressly for use in the relevant Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto, or (y) are based on any such Holder’s violation of federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus.

4.2 Information Provided by Holders. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus. To the extent permitted by law, each Holder shall indemnify and hold harmless the Company, its officers, directors, attorneys and agents and each person, if any, who controls the Company (within the meaning of the Securities Act) from and against all losses, judgements, claims, damages, liabilities and expenses (including without limitation reasonable outside attorneys’ fees), whether joint or several, arising out of or that are based upon any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was contained in any information or affidavit furnished in writing by such Holder to the Company expressly for use therein, or if such losses, judgements, claims, damages, liabilities and expenses are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus; provided, however, that the obligation to indemnify shall be several, not joint or joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.3 Indemnification Process.

4.3.1 Any person entitled to indemnification herein shall:

(a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party); and

(b) permit an indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.

4.3.2 If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed).

4.3.3 The indemnified party shall have the right to employ separate counsel (but no more than one (1) such separate counsel, which counsel is reasonably acceptable to the indemnifying party) to represent the indemnified party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the indemnified party against the indemnifying party, with the reasonably incurred fees and expenses of such counsel to be paid by such indemnifying party if the indemnified party and the indemnifying party are named as defendants and, based upon the written opinion of counsel of such indemnified party, representation of both the indemnified party and the indemnifying party by the same counsel would be inappropriate due to actual or potential differing interests between them.

4.3.4 No indemnifying party shall, without the prior written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement of any claim or pending or threatened proceeding in respect of which the indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party which (i) cannot be settled in all respects by the payment of money (and if any such money is required to be paid under such judgment or settlement it shall be so paid by the indemnifying party pursuant to the terms of such judgment or settlement), or (ii) settlement includes a statement or admission of fault or culpability on the part of an indemnified party or (iii) settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to each indemnified party of a release from all liability in respect to such claim or litigation.

4.3.5 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.4 Contribution. If the indemnification provided under Sections 4.1, 4.2, and 4.3 from the indemnifying party is judicially determined to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any indemnifying party and any indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or omitted to be made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that the liability of any Holder under this subsection 4.4 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability, and no Holder shall have any liability for contribution to the extent that such Holder would not have been liable for indemnification pursuant to this Agreement. The amount paid or payable by an indemnified party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1, 4.2 and 4.3 above, legal or other fees, charges or out-of-pocket expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.4 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.4 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5
MISCELLANEOUS

5.1 Notices. All general notices, demands or other communications required or permitted to be given or made hereunder (“Notices”) shall be in writing and delivered personally or sent by courier or sent by electronic mail to the intended recipient thereof. Any such Notice shall be deemed to have been duly served (a) if given personally or sent by local courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; or (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt). Any notice or communication under this Agreement must be addressed, if to the Company, to the principal office of the Company or to such email address or address as subsequently modified by written notice given in accordance with this Section 5.1, with a copy to Skadden, Arps, Slate, Meagher & Flom LLP, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, to the attention of Shu Du, and if to any Holder, at such Holder’s address or contact information as set forth in Schedule 1 (as updated from time to time, including pursuant to Section 5.2.5) or to such Holder’s address as found in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1. Any Holder not desiring to receive Notices at any time and from time to time may so notify the other parties, who shall thereafter not make, give or deliver any Notice to such Holder until duly notified otherwise (or until the expiry of any period specified in such Holder’s notice).

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 No Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and conditions of this Agreement. After the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, the Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer, and such person agrees to be bound by the terms and conditions of this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in the form attached as an Exhibit hereto (an “Addendum Agreement”), to be bound by the terms and conditions of this Agreement. Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void. The execution of an Addendum Agreement by the parties thereto shall constitute a permitted amendment of this Agreement notwithstanding the provisions of Section 5.9. Upon a transfer or assignment made in accordance with this Section 5.2, Schedule 1 shall be deemed updated accordingly to reflect the removal of the assignor and addition of the assignee.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including by electronic means), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Governing Law; Venue. Each party expressly agrees that this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York , without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the applicable of laws of another jurisdiction. Any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court, waives any obligation it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of any cause of action may be heard and determined only in any such court, and agrees not to bring any cause of action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.4. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.5 Remedies. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) such parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 shall not be required to provide any bond or other security in connection with any such injunction.

5.6 Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. Any provision of this Agreement held invalid or unenforceable shall be deemed reformed, if practicable, to the extent necessary to render it valid and enforceable and to the extent permitted by law and consistent with the intent of the parties to this Agreement.

5.7 Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or understandings among the parties with respect to the subject matter hereof other than those expressly set forth herein and therein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

5.8 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive; (b) words in the singular include the plural, and in the plural include the singular; (c) the words “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified; (d) the term “including” is not limiting and means “including without limitation”; (e) whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms; (f) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications or supplements thereto; and (g) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

5.9 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least fifty percent (50%) of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the prior written consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.10 Termination of Existing Registration Rights. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of BSII or the Company granted under any other agreement, and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.11 Other Registration Rights. The Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person, and that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.12 Effectiveness of this Agreement.

5.12.1 This Agreement shall take effect as of and from the Closing; provided, that if the Business Combination Agreement is terminated prior to the Closing, this Agreement shall not become effective and shall be deemed void.

5.12.2 With effect from the Closing, each party to this Agreement hereby irrevocably waives and agrees not to exercise or enforce any rights it may have in respect of the registration of Registrable Securities pursuant to any other agreement including, without limitation, the Prior SPAC Agreement.

5.13 Term. This Agreement shall terminate, with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. Notwithstanding the foregoing, the provisions of Section 3.2, Section 3.5 and ARTICLE 4 shall survive any termination.

5.14 Sponsor Parties Representative.

5.14.1 Each Sponsor Party hereby irrevocably appoints the Sponsor to act as the Sponsor Parties’ representative (the “Sponsor Parties Representative”) for all purposes under this Agreement. Any notice by any party to the Sponsor Parties Representative made in accordance with this Agreement shall be deemed to be a notice to all of the Sponsor Parties, and any notice of any Sponsor Party to the Company or any other party shall be valid only if given by the Sponsor Parties Representative. The Company and each other party shall be entitled to rely on a notice or instruction from the Sponsor Parties Representative on behalf of a Sponsor Party.

5.14.2 The Sponsor undertakes that, and the Sponsor Parties agree that, prior to the Sponsor (i) ceasing to hold any Registrable Securities or (ii) undertaking any liquidation, dissolution or winding up, the Sponsor shall designate the Sponsor Party holding the largest number of Registrable Securities at such time as the “Sponsor Parties Representative”, and the provisions of this sentence shall also apply subsequently, mutatis mutandis, if any such Sponsor Party ceases to hold Registrable Securities or undertakes any liquidation, dissolution or winding up.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

World Media and Entertainment Universal Inc.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

BLACK SPADE SPONSOR LLC II

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

AMTD DIGITAL INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

AMTD IDEA GROUP

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

AMTD GROUP INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SOUTH HORIZON OCEANS (GROUP) CO. INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

RADISSON EVERTON VENTURE FUND

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

CHI WAI DENNIS TAM

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SHING JOE KESTER NG

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

RICHARD KIRBY TAYLOR

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

RUSSELL WILLIAM GALBUT

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

ROBERT STEVEN MOORE

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PO YI PATSY CHAN

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

WING HONG SAMMY HSIEH

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

YUEN WAI SAMUEL TSANG

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

CHUNG YIK LEE

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

LUXI LI

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SEK YAN HO

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

CHIU YI ZOE TSE

[Signature Page to Registration Rights Agreement]

List of Omitted Schedule and Exhibit:

Schedule I

Exhibit – Addendum Agreement

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between Black Spade II and WME, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Black Spade Acquisition II Co (“Black Spade II)’s or World Media and Entertainment Universal Inc. (“WME”)’s expectations concerning the outlook for WME’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to Black Spade II and WME, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this document, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination (“Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Black Spade II, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Black Spade II public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Black Spade II, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of WME as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination; (8) costs related to the Business Combination; (9) risks associated with changes in laws or regulations applicable to WME’s diverse business lines and WME’s international operations; (10) the possibility that WME or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) WME’s ability to anticipate trends and respond to changing customer preferences for fashion, arts and entertainment content and for lodging; and (12) negative perceptions or publicity of the brands of WME. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of WME’s registration statement on Form F-4 to be filed by WME with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by WME and/or Black Spade II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. WME and Black Spade II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither WME nor Black Spade II gives any assurance that either WME or Black Spade II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by WME or Black Spade II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to a proposed transaction between Black Spade II and WME. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. WME intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade II and a prospectus of WME with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade II shareholders as of a record date to be established for voting on the proposed transaction. Black Spade II also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in the Solicitation

Black Spade II and WME and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade II’s shareholders in connection with the proposed transaction. Information about Black Spade II’s directors and executive officers and their ownership of Black Spade II’s securities is set forth in Black Spade II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.